Via Facsimile and U.S. Mail
Mail Stop 6010

July 24, 2008

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
Integramed America, Inc.
2 Manhattanville Road
Purchase, NY 10577

Re: **Integramed America, Inc.**
       Form 10-K for the Year Ended December 31, 2007
       Filed March 14, 2008
       Form 10-Q for the quarter ended March 31, 2008
       Filed May 9, 2008
       File No. 000-20260

Dear Mr. Hlywak:

         We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results…

Significant Accounting Policies, page 18

1. Please revise your disclosure to quantify your estimates of the potential refund under the Risk Share Refund program and contractual allowances and discounts provided to the third party payers as of December 31, 2007. In addition, disclose the following information for each of these reserves:
    a. How accurate management's estimate/assumption has been in the past by quantifying changes in estimate in each period;
    b. Whether the end of period estimate is reasonably likely to change in the future, and if so provide a sensitivity analysis; and
    c. The amount of expense recognized in each period and where on the statement of operations the expense is reported.

Significant Contractual Obligations and Other Commercial Commitments, page 24

2. Please revise your contractual obligations table to include the interest on long-term debt.

Financial Statements

Note 2 – Summary of significant Accounting Policies
Fertility Centers – Partner Service Fees, page F-8

3. We note that you recognize reimbursements of expenses that you pay on behalf of the partner practice as revenues. Please provide us an analysis of why it is appropriate to recognize related payments and reimbursements as costs of revenues and revenues. Refer to paragraph five of EITF 01-14.

Note 4 – Significant Service Contracts, page F-14

4. Please revise your disclosure to provide the duration, fee structure, and any other significant terms of the service contracts listed here.

Note 7 – Acquisition of Vein Clinics of America, Inc., page F-15

5. Please tell us whether you have acquired intangibles assets other than the trademark, the value you ascribed to them and method you used to value them. For some examples of intangible assets that are generally acquired in a business combination, see paragraphs A14 though A128 of SAFS 141.

Note 10 – Due to Medical Practices, page F-18

6. Please revise your disclosure to clarify who bears the collection risk of accounts receivable financed by funds that you advanced to the medical practices.

Note 13 – Income Taxes, page F-21

7. Please revise your disclosure to explain the uncertainties that existed prior to December 31, 2006 that attributed to your determination that the deferred tax assets were more likely than not unrealizable.

Schedule II, page S-2

8. Please disclose why "additions" for the allowance for doubtful accounts receivable during the year ended 2006 was actually a deduction.

Exhibits 31.1 and 31.2

9. Please revise your certifications to comply exactly with the form in Item 601(31) of Regulation S-K. Your language in paragraph 4 does not conform to that in Item 601(31).

Form 10-Q March 31, 2008

10. Please tell us the nature of the prepaid expense and other current asset increase of $1,026,000 line item in the cash flow statement in the quarter ended March 31, 2008.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite out review. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant